Citigroup Funding Inc.	Pricing Sheet No. 2012—MTNDG0234 dated April 25, 2012 relating to
Preliminary Pricing Supplement No. 2012-MTNDG0234 dated April 24, 2012
Registration Statement Nos. 333-172554 and 333-172554-01
Filed Pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

700,000 ELKS® Based Upon the Common Stock of Green Mountain Coffee Roasters, Inc.
Due October 30, 2012
Equity LinKed Securities (“ELKS®”)

PRICING TERMS – APRIL 25, 2012
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the ELKS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.'s parent company; however, you may receive an amount at maturity that is less than the stated principal amount of the ELKS and possibly zero.

Aggregate stated principal amount:	$7,000,000
Stated principal amount:	$10 per ELKS
Issue price:	$10 per ELKS
Maturity date:	October 30, 2012
Payment at maturity:
For each $10 ELKS, in addition to the coupon payment, either (1) a fixed number of shares of the underlying equity equal to the equity ratio (or, if you exercise your cash election right, the cash value of those shares based on the closing price of the underlying equity on the valuation date) if the trading price of the underlying equity at any time on any trading day (whether intra-day or at the close of trading) from but excluding the pricing date to and including the valuation date is less than or equal to the downside threshold price, or (2) $10 in cash.

If you wish to exercise your cash election right, you must do so no later than five business days prior to the maturity date.

Equity ratio:	0.21645, the stated principal amount divided by the initial equity price, subject to antidilution adjustments for certain corporate events
Downside threshold price:	$27.72 (60.00% of the initial equity price).
Initial equity price:	$46.20, the closing price of the underlying equity on the pricing date.
Valuation date:	October 25, 2012
Coupon:	20.50% per annum (approximately 10.25% for the term of the ELKS), paid at maturity and computed on the basis of a 360-day year of twelve 30-day months.
Underlying equity:	The common stock of Green Mountain Coffee Roasters, Inc. (NASDAQ symbol: “GMCR”).
Pricing date:	April 25, 2012
Issue date:	April 30, 2012
Listing:	The ELKS will not be listed on any securities exchange.
CUSIP:	17318Q863
ISIN:	US17318Q8630
Underwriter:
Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal. See “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related pricing supplement.

Underwriting fee and issue price:	Price to public	Underwriting fee (1)	Proceeds to issuer
Per ELKS	$10.00	$0.12	$9.88
Total	$7,000,000.00	$84,000.00	$6,916,000.00

(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the ELKS, is acting as principal and will receive an underwriting fee of  $0.12 from Citigroup Funding Inc. for each ELKS sold in this offering. Certain selected dealers affiliated with Citigroup Global Markets Inc., including Morgan Stanley Smith Barney LLC, and their financial advisors will collectively receive from Citigroup Global Markets Inc. a fixed selling concession of $0.12 for each ELKS they sell. Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the ELKS declines. You should refer to “Risk Factors”, “Fact Sheet—Fees and selling concessions” and “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related pricing supplement for more information.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT DESCRIBING THE OFFERING AND THE RELATED ELKS PRODUCT SUPPLEMENT, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Pricing Supplement filed on April 24, 2012: http://www.sec.gov/Archives/edgar/data/831001/000095010312002103/dp30135_424b2-gmcr.htm
ELKS Product Supplement filed on May 12, 2011: http://www.sec.gov/Archives/edgar/data/831001/000119312511137494/d424b2.htm
Prospectus Supplement and Prospectus filed on May 12, 2011: http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

THE ELKS ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR
 ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

The ELKS represent obligations of Citigroup Funding Inc. only. Green Mountain Coffee Roasters is not involved in any way in this offering and has no obligation relating to the ELKS or to holders of the ELKS.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including an ELKS product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the ELKS product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the ELKS product supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.